January 21, 2009	REED W. TOPHAM Direct (801) 578-6918 rwtopham@stoel.com

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

                  Eric Atallah

                  Joseph McCann

                  Tim Buchmiller

Re:	Raser Technologies, Inc.
Amendment 1 to Form 10-K for the Year Ended December 31, 2007
Amendment 1 to Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008
File No. 001-32661

Dear Gentlemen:

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Brent M. Cook, dated December 18, 2008, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding Amendment 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), Amendment 1 to Form 10-Q for the quarter ended June 30, 2008, and Form 10-Q for the quarter ended September 30, 2008. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Amendment 1 to Form 10-K for the year ended December 31, 2007

Overview, page 4

1.	We note that from your description on page 28 that a material portion of your business includes the extraction of geothermal fluids. Generally, SEC guidance for extractive activities is contained in Rule 4-10 of Regulation S-X, referencing Industry Guide 2 (Oil and Gas), and Industry Guide 7 (Mining). In light of the fact that geothermal activities are specifically excluded from oil and gas producing activities under Rule 4-10 of Regulation S-X, please tell us how you have considered the guidance in Industry Guide 7.

Response:

Introduction

The Company is an environmentally focused geothermal power development company that is seeking to develop clean, renewable geothermal electric power plants. Geothermal energy is derived from the natural heat of the earth that has been transferred from the core of the earth to hot or molten rocks nearer to the surface. This heat resource can be used to generate electricity through a transfer medium such as water. When water comes sufficiently close to the hot or molten rocks, the water becomes super heated and ascends toward the surface of the earth.

Advances in heat transfer technology, such as binary cycle technology, have made it possible to generate electricity from lower temperature sources of geothermal heat that were previously unusable for such purposes. Binary cycle technology can utilize water-based geothermal resources with temperatures ranging from approximately 200 to 350 degrees Fahrenheit. Binary cycle technology is a closed-loop heat transfer system, in which the geothermally-heated water from the geothermal resource is “cycled” or pumped to the surface through production wells and channeled through surface pipes into heat transfer equipment. In a binary system, the water never comes into direct contact with the blades of the turbine generator. The geothermally heated water is used to heat a chemical-based “working fluid” located in the power generating units, which then vaporizes (at a lower temperature than water) into a gas to turn the turbine generator. After the heat transfer process is complete, all of the geothermal water remains in the pipes at a cooler temperature. 100% of the geothermal water is then returned to the geothermal heat resource under the earth’s surface through a re-injection well to ensure that the heat resource is properly maintained. As a result, no water is permanently “extracted” from the earth.

In light of the nature of the heat transfer and the fact that 100% of the geothermal water is returned to the heat source, the resource is fully renewable. Therefore, the Company’s operations should have no effect whatsoever on the temperature of the resource or its suitability for power generation.

Consideration of Industry Guide 7

The Company considered the guidance in Industry Guide 7 in light of the definition of mining operations in Emerging Issues Task Force (“EITF”) 04-3, “Mining Assets: Impairment and Business Combinations” in which paragraph 3 states, “Mining entities include entities involved in finding and removing wasting natural resources—other than oil- and gas-producing entities that are within the scope of Statement 19.” According to various industry publications, the geothermal heat resource or medium that the Company cycles to generate electricity is not considered to be a wasting natural resource. Alyssa Kagel, Diana Bates and Karl Gawell of the Geothermal Energy Association stated, “the underground water or steam used to convert heat energy into power will never diminish if managed properly, because precipitation will continue to recharge geothermal reservoirs. Geothermal resources can be considered renewable ‘on timescales of technological/societal systems and do not need geological times for regeneration as fossil fuel reserves do.’” (Kagel, A.; Bates, D.; and Gawell, K. (2007): “A Guide to Geothermal Energy and the Environment,” Geothermal Energy Association, 14 (quoting Rybach, L.; Megel, Th.; and Eugster, W.J. (1999): “How Renewable Are Geothermal Resources?” Geothermal Resources Council Transactions Vol. 23, Oct. 17-20, 563-566)). In a separate article on geothermal sustainability, which was presented at the European Geothermal Congress in 2007, Ladislaus Rybach, professor emeritus of geophysics at the Swiss Federal Institute of Technology Zurich, managing director of Geowatt AG in Zurich and president of the International Geothermal Association stated, “Geothermal energy is classified as a renewable resource, where ‘renewable’ describes a characteristic of the resource: the energy removed from the resource is continuously replaced by more energy on time scales similar to those required for energy removal. Consequently, geothermal exploitation is not a ‘mining’ process. Geothermal energy can be used in a ‘sustainable’ manner, which means that the production system applied is able to sustain the production level over long periods of time. The longevity of production can be secured and sustainable production achieved by using moderate production rates, which take into account the local resource characteristics.” (Rybach, L. and Mongillo, M. (2007): “Geothermal Sustainability,” GHC Bulletin, September 2007, page 2). In order to assist the Staff in its review, the Company has forwarded, as supplemental information and not as part of the Company’s filing, certain information to the Staff’s Mining Engineer, Mr. George K. Schuler. A copy of each of the documents quoted above has been included in the documents sent to Mr. Schuler. For a listing of the information that the Company forwarded to Mr. Schuler, please see the attached Exhibit A.

Since the geothermal heat resource is considered to be indefinitely renewable and non-wasting, and since the water is cycled and not “extracted,” the Company concluded that utilization of geothermal source heat, via the medium of water, to produce electricity differs in several fundamental respects from mining operations contemplated by Industry Guide 7. Therefore, the Company concluded that it would not be appropriate to apply Industry Guide 7 to its operations.

2.	The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extractive activities. Since you do not disclose any reserves defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes. Please see Instruction 1 to paragraph (a) of Industry Guide 7. In addition, lacking reserves you will need to expense all your exploration costs.

Response:

As discussed in the Company’s response to Comment Number 1 above, the Company concluded that it would not be appropriate to apply Industry Guide 7 to its operations. The Company understands that the term “development stage” in Industry Guide 7 references the stage when a company is engaged in the preparation of an established commercially minable deposit (reserves) for extraction. Having concluded that the application of Industry Guide 7 to the Company’s operations would not be appropriate, the Company has applied the accounting principles it believes are most appropriate for its operations. These principles are more fully described in the comment responses set forth below. The Company’s use of the words “development” and “production” are consistent with the application of these principles to the Company’s operations and are not based on the specific meanings contained in Industry Guide 7. The Company intends to expand its disclosures in future filings to provide clear descriptions of the stages of the Company’s operations referenced by the words “development” and “production.” As used in the Company’s disclosure, “development” means the period after exploration is complete and before the plant is placed in service. “Production” means the period of time after the plant is placed in service. For a more detailed discussion, please see Exhibit B.

3.	Industry Guide 7 defines a reserve as that part of a mineral deposit that could be economically and legally extracted at the time of the determination. In the event you have proven and/or probable reserves, please disclose your proven and probable geothermal energy reserves, state your current estimates of the expected duration of economic power generation, the estimated rate of decline in productivity and/or utilization. Please note geothermal reserves are specifically excluded from oil and gas producing activities under Regulation S-X § 210.4-10.

Response:

The Company understands that geothermal reserves are specifically excluded from oil and gas producing activities. Further, as discussed in the Company’s response to Comment No. 1, the Company has concluded that it would not be appropriate to apply Industry Guide 7 to its operations based, in part, on the fact that the Company is not extracting a wasting asset. As a result, the Company does not believe it would be appropriate to disclose the proven and probable reserve information contemplated by Industry Guide 7. The Company believes this information would not be helpful to investors and could be confusing because the disclosures required by Industry Guide 7 do not contemplate a fully renewable resource like the Company’s geothermal resources.

Please note that the Company does disclose the expected level of power generation and the useful life of its Thermo plant, and the Company intends to provide similar disclosure for each geothermal power plant it develops. Due to the fully renewable nature of the Company’s geothermal resources, the level of power generation is not expected to decline at all over the useful life of the geothermal power plants. Instead, the useful life of the geothermal power plants is determined without regard to the geothermal resource, and is based entirely on the useful life of the plants and equipment used to generate power from those resources. By providing disclosure with respect to the expected level of power generation and the useful life of its geothermal power plants, the Company believes it is disclosing all material information necessary for investors to assess the economic potential of the Company’s geothermal power plants. Because the reserve information contemplated by Industry Guide 7 would not provide any additional useful information and would never change given the renewable nature of the Company’s geothermal resources, the Company does not believe the reserve information would be material to investors.

4.	Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated.

Response:

As discussed in the Company’s responses to Comments No. 1-3, the Company has concluded that it would not be appropriate to apply Industry Guide 7 to its operations. Further, the Company does not believe it is appropriate or helpful to classify its geothermal resources as “proven” or “probable” reserves as contemplated by Industry Guide 7 because the Company’s geothermal resources are 100% renewable and do not constitute wasting assets.

With respect to each of its geothermal resources, the Company intends to disclose the information available about those resources, including any information regarding the capacity of such resources to generate electricity on a fully renewable basis. The Company believes this type of information will enable investors to determine the economic potential of power plants utilizing these resources.

5.	In the event your company has reserves, your company should have obtained a “final” or “bankable” feasibility study, and employed the historic three-year average price for economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:

As discussed in the Company’s responses to Comments No. 1-4, the Company has concluded that it would not be appropriate to apply Industry Guide 7 to its operations. As a result, the Company does not believe the Industry Guide 7 requirements relating to a “final” or “bankable” feasibility study and an economic analysis based on a three-year average price are applicable to the Company’s operations.

In the mining industry, it is common for a mining company to obtain a “final” or “bankable” feasibility study. The Company, however, does not obtain a “final” or “bankable” feasibility study. Instead, as discussed in Exhibit B, the Company contracts with expert independent geologists to perform geological studies to verify the preliminary data obtained while identifying the site for acquisition. These studies, without specifically being referred to in the terms of Industry Guide 7 as “final” or “bankable”, indicate with a high degree of confidence whether the expert independent geologists believe that a suitable geothermal resource exists beneath the Company’s leased properties.

Based upon the results of these studies, the Company makes a determination whether to continue exploration efforts, which may include drilling slim holes or other analysis deemed necessary to achieve a high degree of confidence that a geothermal resource exists beneath the leased property. Once the Company has received a high degree of confidence from internal and external sources, it will begin drilling production wells. The Company will not begin drilling full sized production wells unless it reaches the conclusion through internal studies and through consultation with its independent geological consultants that there is a high probability that the geothermal resource exists beneath the leased property.

In order to assist the Staff in its review, the Company has forwarded, as supplemental information and not as part of the Company’s filing, certain information to the Staff’s Mining Engineer, Mr. George K. Schuler. For a listing of the information that the Company forwarded to Mr. Schuler, please see the attached Exhibit A.

Power Systems, page 9

6.	Please disclose the following information for each of your material properties or leases:

•	The nature your company’s ownership or interest in the property or leases.

•	A description of all interests in your properties or leases, including the terms of all underlying agreements.

•	The basis and duration of your geothermal rights, leases, surface rights, mining claims and/or other means of access.

•	An indication your geothermal leases are located on private, state or federal properties.

•

Please include certain identifying information, such as the property names, lease numbers/name, mining concession name/number, and dates of recording and expiration that is sufficient to enable the leases to be distinguished from other properties or leases that may exist in the area.

•	The conditions that must be met to retain your leases, including quantification and timing of all necessary payments.

•	The area of your leases or claims in either hectares or acres.

Please ensure that you fully discuss the material terms of the land or geothermal lease securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:

As discussed in the Company’s responses to Comments No. 1-5, the Company has concluded that it would not be appropriate to apply Industry Guide 7 to its operations. Nevertheless, in order to ensure that its material geothermal leases and other geothermal-related interests are fully described, the Company intends to expand the disclosures contained in its future filings to fully discuss the material terms of the Company’s material geothermal leases and other geothermal-related interests. Generally, the Company does not consider a geothermal lease or other interest to be material to its operations unless the Company has determined to initiate the development of a geothermal power project on the applicable property. Set forth below is a sample of the disclosures the Company intends to make with respect to its Lightning Dock project. The Company intends to make similar disclosures with respect to each of its other material properties and leases.

Lightning Dock Project Sample Disclosure

In 2007, we purchased an assignment of a BLM Lease and other miscellaneous assets from a subsidiary of GeoLectric, LLC for a total purchase price of $4,140,000 (the “Purchase”). Under the assigned BLM Lease, we obtained rights to begin development of one or more geothermal power plants on the property located on approximately 2,500 acres in Hidalgo County, New Mexico. We also obtained the exclusive rights to the geothermal energy resource contained on the property. The initial lease term of the assigned BLM Lease began in January 1979 and has been extended until January 2024. Annual delay rental payments of $5,000 are required on each anniversary date until geothermal power production begins. The legal fees and other expenses associated with the negotiation, document preparation, due diligence and other acquisition related activities were capitalized as part of the Purchase. We also capitalized the obligations we assumed to plug certain abandoned wells located on the property.

The land subject to the BLM Lease contains one of the most well-studied low-temperature geothermal resources in the United States. The resource is located in a topographic low, bounded on the west by the Peloncillo Mountains and on the east by the Pyramid Mountains. The prominent features of the valley are the north east trending Animus Valley and western faults, which displace the Tertiary volcanic tuft in fractured basement rocks creating an ideal location for geothermal activity. Prior to the Purchase, multiple wells had been drilled on the property covered by the BLM Lease. These wells exhibited temperatures in the range of 250 to 300 degrees Fahrenheit. Previous studies also indicate that an operational production well on the property has the potential to generate approximately 7 MW of electricity.

Based on the prior studies and the other available information about the property, we believe, with a high degree of confidence, that the property covered by the BLM Lease contains a geothermal resource that is suitable for the operation of one or more geothermal power plants. Accordingly, in the third quarter of 2008, we initiated the development process for a plant at this location. We refer to this project as the Lightning Dock project.

In January 2008, we entered into a surface lease agreement with a private property owner (the “New Mexico Property Owner”) to obtain surface right-of-way access and drilling rights with respect to the land covered by the BLM Lease. Under the terms of the surface lease agreement, we paid $320,000 to the New Mexico Property Owner. The term of the surface lease agreement continues until our geothermal rights respective to the BLM lease have expired. Pursuant to the surface lease agreement, we also obtained certain water rights that allow us to purchase water at a price of $0.50 per acre foot of water, subject to a minimum annual fee of $1,000. The minimum payment is due on each anniversary date of the surface lease agreement during the term of the surface lease agreement.

In August 2008, we entered into a ground lease agreement with the New Mexico Property Owner with respect to 20 acres of land on which we plan to construct and operate the geothermal power plant for the Lightning Dock project. Under the ground lease agreement, we obtained the right to construct and operate a geothermal power plant and transmission facilities on the property. Under the terms of the ground lease agreement, we paid the New Mexico Property Owner a lease bonus of $1,200. No annual payments are required for the ground lease agreement. The term of the ground lease agreement is indefinite, as long as the power plant, transmission and related facilities on the leased property are producing or capable of producing electricity from geothermal resources.

The site of the Lightning Dock project can be accessed by an existing road suitable for unrestricted ground transportation. Based on the leases described above, we believe we have secured the necessary surface rights and rights of way to construct the power plant. The planned power plant site is approximately 14 miles from the nearest transmission lines. We believe we can obtain the necessary rights of way to construct an interconnection line to connect the planned power plant to the existing nearby transmission lines. The source of water to be used at the property is underground well water located at the site. There is a greenhouse operation and a fish farm nearby that utilize the geothermal resource for direct-use heating. During the summer of 2008, two UTC PureCycle units were installed at the local greenhouse operation and are currently producing power.

We have not yet drilled production or re-injection wells at the Lightning Dock project. We have submitted permits for drilling and storm water discharge and are in the process of finalizing our underground injection control (water quality) permit and our change well locations and purpose permit to be able to begin drilling at the site. We are awaiting final approval to proceed with permitting from the local government officials, pending a ruling relating to a protest filed by a nearby land owner. Assuming the necessary permits are issued in a timely manner, we expect to complete the drilling of the production wells for the Lightning Dock project in 2009. Once the production wells have been completed, we intend to seek project financing for the construction of the power plant and related facilities.

In addition to the lease acquisition costs totaling $4.7 million, we have taken delivery of          UTC PureCycle power generating units, components for the cooling towers and other transmission equipment to be used in the Lightning Dock project totaling $             million. We anticipate that the total costs to complete the completed Lightning Dock project will be between $             to $             million.

Development of Geothermal Power Plants, page 12

7.	In various locations in this section, you disclose that you “wholly own” projects, or “control” hectares of geothermal potential. For each of your exploration projects, clarify who owns the geothermal energy, what environmental permits are required, and where appropriate, how you intend to acquire or lease related surface rights and/or right-of-way. If you do not own the property rights, disclose your obligations for your use permits for your material exploration areas.

Response:

In response to the Staff’s comment, the Company proposes to expand its disclosures in its future filings to include additional information with respect to each of its geothermal power projects, including additional information regarding the Company’s rights to the geothermal energy, the environmental permits required and the need for surface rights and/or rights-of-way. Subject to additional modifications to reflect further developments, the Company intends to disclose for each of its geothermal power projects information similar to the sample disclosure set forth in the Company’s response to Comment No. 6.

8.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The locations and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights or a lease agreement.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response:

As discussed in the Company’s responses to Comments No. 1-6, the Company has concluded that it would not be appropriate to apply Industry Guide 7 to its operations. Nevertheless, in order to ensure that its material geothermal leases and other geothermal-related interests are fully described, the Company intends to expand the disclosures contained in its future filings to fully discuss the material terms of the Company’s material geothermal leases and other geothermal-related interests. For each such lease or interest, the Company proposes to disclose in its future filings, subject to additional modifications to reflect further developments, information similar to the sample disclosure contained in the Company’s response to Comment No. 6. Please note that with respect to the Company’s planned future costs on a given project, it is impractical for the Company to disclose its expected costs for a project until it has obtained a financing commitment for the construction of the project and the conditions precedent relating to the commitment have been met. However, the Company intends to disclose its planned future costs for each project as soon as that information is available.

9.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

As discussed in the Company’s response to Comment No. 1, the Company does not believe that it is involved in an extractive enterprise. Advances in heat transfer technology, such as binary cycle technology, have made it possible to generate electricity from lower temperature sources of geothermal heat that were previously unusable for such purposes. In a binary cycle process, no water is permanently “extracted” from the earth. Instruction 3(b) to Item 102 of Regulation S-K applies only to extractive enterprises. Therefore, the Company does not believe that Instruction 3(b) to Item 102 of Regulation S-K should apply to its operations. Unlike a mining operation, the Company’s operations do not involve ongoing drilling, extraction and removal of resources beneath the earth. Once the Company’s production wells have been drilled and placed in operation, the Company is able to utilize the applicable geothermal resource for the useful life of the power plant. Therefore, the Company does not believe the maps and other disclosures contemplated by Instruction 3(b) to Item 102 of Regulation S-K would be useful to investors. Further, the Company believes it would put the Company at a competitive disadvantage if it were required to disclose the precise geographical location of each property in which it acquires an interest. The Company has filed confidential treatment requests with the SEC with respect to many of its geothermal lease agreements. For the reasons stated therein, the Company believes it could suffer significant competitive harm if it were required to disclose the geographic location of each property in which it acquires an interest.

While the Company does not believe maps and detailed geographic information with respect to each of its leases would be useful to investors, the Company does recognize that certain geographic attributes of its properties could be meaningful to investors once the Company had determined to proceed with the development of a project on a given property. Therefore, with respect to each project initiated for development, the Company intends to expand its disclosures to describe the geographic location and characteristics of the project, including the type of terrain, access to roads and water, and proximity to transmission lines. With respect to each project initiated for development, the Company proposes to disclose in its future filings, subject to additional modifications to reflect further developments, information similar to the sample disclosure contained in Comment No. 6.

10.	On a related point, it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

As discussed in Exhibit B, the Company has hired full-time geologists and independent geologists to help identify and locate areas that contain suitable geothermal resources to support an economically feasible power plant. The Company is only interested in securing locations that it believes contain geothermal activity (existing nearby geothermal or other wells, hot springs or other geothermal anomalies). Suitability of a geothermal resource is determined by evaluating various reports prepared by independent geologists, well drilling logs to the extent wells were previously drilled on or near the site, geophysical features, geological samples, geothermal anomalies such as hot springs, aerial photographs and snow melt data, data from third party mining operations, and accessibility to the power grid. Typically, these sites were previously passed over for geothermal development because the current technologies that enable the Company to generate electricity from lower grade temperatures did not previously exist.

After the Company has located an area that it believes contains suitable geothermal resources to support an economically feasible power plant, land owners with geothermal property rights and surface rights are identified through title searches of available properties in the area. Suitable geothermal resources are located on federal (BLM), state, or private lands. Once the land owners are identified, the Company enters into either public or private geothermal and/or surface leases with those land owners. Public land leases are obtained either directly from the government or through a public auction. Occasionally, the Company determines that it is more economically feasible to purchase the land directly instead of entering into a lease agreement.

As disclosed in the Form 10-K, the Company has entered into geothermal leases with respect to many properties that have the potential for geothermal energy. The Company’s geothermal leases are important to the Company’s strategy, because they provide the Company with a portfolio of potential geothermal resources that can be evaluated for many years to come as the Company looks to develop additional power projects.

The Company intends to expand its disclosure with respect to its current projects to include the following:

•	A brief geological justification for the belief that the property has potential geothermal resources;

•	A timetable for the planned exploration or verification activities;

•	Information about how the activities will be funded; and

•	A discussion of any third-parties performing the work.

Financial Statements

Note 2: Summary of Significant Accounting Policies

Geothermal Properties and Well Field Development, page F-13

11.	We note your response to prior comment 4. With respect to your lease acquisition costs, in addition to the revisions to the accounting policy disclosure you describe in your response, please also tell us and revise future filings to clearly disclose when and how you evaluate the lease acquisition costs for impairment during the period from when you initially capitalize the lease costs to the point when the geothermal project is complete and ready to commence the production of electricity.

Response:

The Company intends to expand its disclosure relating to capitalized lease acquisition costs to include how management evaluates the lease acquisition costs for impairment. As discussed in the response to Comment 1, the Company’s geothermal resources are considered renewable, or non-wasting. As a result, the Company does not believe its federal, state and private geothermal resource leases meet the definition of a mineral right as set forth in EITF 04-02 “Whether Mineral Rights Are Tangible or Intangible Assets.” The Company believes such leases represent a contract-based intangible asset as defined in SFAS No. 141 “Business Combinations.” The leases range in term from 10-50 years and are renewable as long as the owner is receiving either rental payments or production royalties, resulting in a lease term that is considered indefinite. The Company capitalizes the lease bonus payments. During the period from acquisition to the point when the geothermal project is complete and ready to commence the production of electricity, the capitalized cost is accounted for as an intangible asset with an indefinite life. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” paragraph 16 states that such assets are not amortized until their useful life is determined to no longer be indefinite. Such assets are tested for impairment in accordance with SFAS No. 142, paragraph 17. The Company primarily evaluates the impairment of its related properties on a project by project basis and is based upon the Company’s ability to obtain the appropriate legal rights to develop the property, the appropriate permits to drill and construct a geothermal power plant on the property, and the economic feasibility of the project. The Company also evaluates whether there have been any factors that have significantly reduced the fair market value of each leased property compared to other comparable leases that indicates impairment.

The Company has considered the factors listed in SFAS No. 142, paragraph 11 and has determined that the most significant factors in determining the useful life are the expected life of the power plant and the term of the power production agreement. The Company has determined that the life of the power plant is the most representative of the amortization period for the lease. Therefore, when the project is complete and ready to commence production, the Company intends to amortize the lease bonus payments over the estimated useful life of the plant. For properties that are determined to be impaired at any time, the lease acquisition costs are expensed in the period when the impairment occurred.

12.	To assist us in understanding how you account for your costs, please provide us with a walkthrough of the various stages of your typical geothermal project, starting with a point at which you begin looking for a new site and ending with the point at which your geothermal plant is operating. At each stage of the process, please discuss the specific costs that you incur and describe how you account for each group or type of costs. Discuss the accounting literature on which you base your accounting for each group of costs at each stage of the process.

Response:

For a narrative walkthrough of the various stages of the Company’s typical geothermal project, please refer to Exhibit B. Below is a summary of Exhibit B and the related accounting literature for each group of costs at each stage of the process.

DESCRIPTION	TYPICAL COSTS	ACCOUNTING POLICY
PHASE I: SITE IDENTIFICATION AND EVALUATION

Identify and evaluate potential sites/locations suitable to support a geothermal power plant. Suitability of a geothermal resource is determined by evaluating the following types of information:

•        Well drilling logs to the extent wells were previously drilled on or near the site

•        Geophysical features

•        Geological samples

•        Geothermal anomalies such as hot springs

•        Aerial photographs and snow melt data

•        Data from third party mining operations

•        Accessibility to the power grid

•        Geological, geophysical, topographical and other study costs to evaluate potential leases to be acquired and location of sites to develop on existing leases

•        Salaries and other expenses of geologists and consultants helping conduct evaluations/studies

•        Purchase of maps, technical materials, and costs required to perform evaluation studies

•        Exploration permits (shooting rights)

•        Cost to drill slim holes (exploratory wells), including drilling rig rental, cost of drilling personnel, drill bits, casing, testing equipment rental, transportation, cost of mud loggers and sample costs (normally between acquisition and resource development phase)

These costs are very much like research costs, which are expensed under SFAS 2, “Accounting for Research and Development Costs” or costs incurred during the exploration phase in the mining industry which are also expensed when incurred.

Process of purchasing, leasing, or otherwise acquiring a property on which to build the geothermal power plant, and the rights to drill the wells which provide access to the geothermal resource

In general, suitable geothermal resources are located on federal (BLM), state, or private lands. The geothermal rights on such sites are generally leased to private parties. The leases range in term from 10-50 years and are renewable as long as the owner is receiving either rental payments or production royalties.

•        Lease bonuses paid to federal or state governments or private parties (such bonuses are paid to gain access to a potential geothermal site)

•        Acquisition costs of acreage which the Company owns outright

•        Other direct acquisition costs, such as brokers’ fees, recording fees, title costs, legal costs, and other costs incurred in obtaining legal rights to develop the property

•        Cost to maintain the property once acquired, such as annual delay rentals, ad valorem taxes, and lease title defense costs

Lease acquisition costs, including lease bonuses, are capitalized as an asset while the related acreage is being evaluated. Capitalization is considered appropriate because the lease represents an asset which contains the three characteristics listed in FASB Concept Statement 6 “Elements of Financial Statements - a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2),” paragraph 26. Since these resources are considered non-wasting natural resources, the lease acquisition costs should be capitalized as intangible assets.

When considering EITF No. 04-02, “Whether Mineral Rights are Tangible or Intangible Assets” (nullified by FAS 141(R) effective in 2008), the Company concluded that the leased resource does not meet the definition of a mineral right. The Company believes that such leases represent a contract-based intangible asset as defined in FAS 141 and, as a result, should be capitalized.

The capitalized acquisition costs are amortized over the life of the geothermal power plant once the plant is placed into service. When determining the useful life, management considered the pertinent factors listed in FASB 142 “Goodwill and other Intangible Assets,” paragraph 11. Because the Company would have to incur “substantial costs” (i.e. build a new power plant) to extend the life of the lease beyond the life of the plant, it appears appropriate to tie the life of the acquisition cost to the life of the power plant.

In accordance with FASB 142, paragraph 7, a periodic impairment review is performed by management of acquired leases. Management evaluates whether the property has been abandoned, permanently impaired, or otherwise has experienced a significant decrease in fair value. The impairment is expensed in the period incurred.

The cost to maintain the properties, such as delay rentals, ad valorem taxes and lease title defense costs, are expensed in the period incurred.

DESCRIPTION	TYPICAL COSTS	ACCOUNTING POLICY
PHASE II: CONSTRUCTION OF POWER PLANT, TRANSMISSION LINES, PRODUCTION WELLS, AND PIPELINES

The determination for moving into the development and construction phase is obtaining sufficient third-party evaluation and analysis supporting the conclusion, with a high degree of confidence, that the given site contains adequate renewable geothermal resources to continually produce electricity.

Drilling - the process of drilling production wells and re-injection wells. The construction of the piping network to transport the water exploited from the geothermal resource to the power plant and back to the re-injection wells.

Note: Production wells draw the water from the renewable geothermal resource, while re-injection wells are used to re-inject the water back into the underground renewable geothermal resource.

Cost of drilling production and re-injection wells is divided into two categories:

Tangible drilling cost: cost of tangible materials such as casing, pipes, wellheads, pumps, rings, and drilling pads that remain part of the well after the drilling is complete.

Intangible drilling costs: cost of tangible and intangible materials that do not remain part of the production or re-injection well after drilling is complete, such as permit preparation, drilling rig rental, salaries and expenses incurred by drilling personnel, lubricants, drilling mud, cement and other materials used in the drilling process, drill bits, freight to deliver the products, fishing costs, sample testing, rental equipment, survey costs, excavation cost, drainage cost, cost to gain access to the location (road building), and salaries, consulting fees and other expenditures incurred analyzing the drilling process)

Since the purpose of the production and re-injection wells is to provide access to the geothermal resource and prepare the site for production of electricity, these types of costs are deferred/capitalized similar to development stage costs in extractive industries or as a component of the power plant in construction industries.

The capitalized costs will be depreciated over the estimated useful life of the power plant to match the costs with the revenues generated.

Construction - construction of the geothermal power plant and the related transmission lines and substation.	• Labor • Blue prints • Turbines • Building cost of the transmission lines • Building cost of the substation • Electronic equipment and transformers • Piping from the wells to the turbines	The construction cost of the power plant, turbines in the power plant, and the transmission lines are accumulated and capitalized accordingly. The completed geothermal power plant is depreciated over the life of the power plant once the plant has been put into service.

DESCRIPTION	TYPICAL COSTS	ACCOUNTING POLICY
PHASE III: ENERGY PRODUCTION PHASE
Operating the power plant after it has been placed in service.

•       Prepaid commissions for entering into the power purchase agreements

•       Royalty payments

•       Production costs, including costs to lift the water and re-inject the water back into the geothermal resource

•       Labor costs

•       Ad valorem taxes and any other costs for maintaining the lease

•       Operating and maintenance costs

Operating costs expensed in the period incurred

13.	We note from your response to prior comment 6 that “certain costs incurred during the exploration phase of a geothermal project... are expensed as incurred, while costs incurred after (1) an independent geologist has determined that there is a high probability that the property contains a commercially viable resource and (2) the Company begins drilling exploratory wells, are capitalized.” Further based on your disclosures on page 12 of the Form 10-Q for September 30, 2008, we note that you have obtained an independent engineers report for the Thermo No. 1 project area. Please address the following:

•

Reconcile your accounting policy disclosure here with the accounting reflected in your financial statements as of September 30, 2008, whereby you have capitalized costs relating to Nevada, Utah, New Mexico, Washington and Oregon despite the disclosures on page 11 and 12, which indicate that you have only obtained a report from independent engineers verifying the viability, generating capacity and potential reserves for the Thermo No. 1 project area. You specifically state on page 11 that you “have not completed [your] evaluation for viability, generating capacity, or potential reserves of the Truckee [Nevada] project.

•

To the extent that you apply different accounting treatment to different costs prior to the determination that the property contains proven or probable reserves, explain to us your basis for the different accounting treatment. For example, discuss why you believe it is appropriate to capitalize tangible and intangible drilling costs prior to determining the property contains proven or probable reserves while at the same time you expense other costs. In this regard, please note that since SFAS 19 specifically excludes geothermal activities from its scope, your analogy to that guidance does not appear appropriate.

•

With respect to the independent geologist evaluations, tell us and revise future filings to discuss how you define the “high probability” threshold and how you determine if the threshold has been satisfied. Explain how your “high probability” threshold compares to proven or probable reserves, as defined in Industry Guide 7.

Response:

Please refer to the narrative walkthrough of the various stages of the Company’s typical geothermal project included in Exhibit B. As noted in the description of the Company’s processes, the Company consults both internal and external geological experts and obtains various independent geologists’ reports during the entire process from site investigation through the end of drilling. Prior to drilling production wells, the Company contracts with expert independent geologists to perform geological analyses to verify the preliminary data obtained prior to securing the geothermal resources at the site as well as to perform additional work as necessary to complete an evaluation of the resources. These studies are prepared by internal and independent geologists and indicate with a high degree of confidence whether they believe that a suitable geothermal resource exists beneath the Company’s leased properties. These studies combined with the data and studies obtained while identifying the site for acquisition are used to evaluate the existence or non-existence of a suitable geothermal resource. Based upon the results of these studies, the Company makes a determination whether to continue exploration efforts, which may include drilling slim holes or other analysis deemed necessary to achieve a high degree of confidence that a viable geothermal resource exists beneath the leased property. Once the Company obtains this high degree of confidence, the Company begins drilling production wells. The Company would not begin drilling full sized production wells unless it reached the conclusion through internal studies and through consultation with the independent geological consultants that there is a high probability that an adequate geothermal resource exists.

The Company believes the point at which it makes the determination to initiate development of a project and begin drilling full-sized production wells represents a critical turning point establishing that a site has moved from the evaluation/exploration phase to the development/construction phase. Therefore, after this determination has been made, the Company believes it becomes appropriate to capitalize certain costs. The capitalized costs relating to the Company’s New Mexico, Washington and Oregon locations primarily related to obtaining permits to drill at those locations, which the Company considers to be direct costs. After the Company reached the conclusion with a high degree of confidence that a viable geothermal resource exists beneath the leased property in Nevada and Utah locations, the Company capitalized the costs that related primarily to drilling the production wells to prepare the established geothermal resources for commercial production of electricity.

Once engaged, the independent geothermal engineer helps monitor the status of drilling the production and re-injection wells for the production of electricity. After each well is completed, the Company performs tests of the heat and volume of flow of the water. Based upon the results of the Company’s testing, the independent engineers compute the electricity generating capacity of each well and provide a report of this information to the financing companies. When the total production capacity of the production and re-injection wells included in the applicable project achieve the electricity generating capacity of the planned power plant, the well field is considered completed. If the total production capacity of the wells is deemed insufficient to generate the electrical capacity of the constructed geothermal power plant, additional wells are drilled until the necessary capacity is reached or, alternatively, the number of power generating units may be decreased to match the geothermal resources available.

As described above, the Company’s decision to initiate the development of a project and drill production wells is based on all available information, which may include consultation with independent geological consultants and others. However, the Company’s decision is not dependant on the issuance of a detailed report by an independent engineer that validates and quantifies the geothermal resource. The Company typically does not engage an engineer to provide such a report at this stage of the development process. Once the Company does decide to move forward with the development of a project and begins to drill full sized production wells for the project, however, the Company would ordinarily expect to engage an independent engineer to provide such a report due to the fact that third party financing companies generally require such a report as a condition to providing the funds necessary to complete the final drilling and construction of the project. For example, in connection with the financing arrangements for the Thermo No. 1 project, the Company obtained a report from GeothermEx, Inc., which validated and quantified the power producing potential of the resource for that project. The Company’s prior disclosures have referred to this report.

As of September 30, 2008, the independent geothermal engineer had completed its evaluation of the Company’s testing data of the Thermo No. 1 production wells and determined that some of the production wells could viably produce enough heat and volume of flow to produce the level of electricity contemplated for the planned power plant.

As discussed in Comment 1, the Company’s geothermal resources are considered renewable and not a wasting natural resource. Therefore, the Company does not believe a determination of proven or probable reserves is relevant to the Company’s power projects or the appropriate accounting principles to be applied to the Company’s operations. For information about the Company’s accounting treatment for various development costs, please refer to the Company’s response to Comment No. 12, which summarizes the Company’s processes and capitalization policy. Costs associated with drilling “slim” holes, which cannot be used for the extraction or re-injection of water into the geothermal resources are expensed as incurred. Costs associated with drilling 20 inch “production wells” are capitalized because they either provide access to the resource for extraction of the heated water or allow for the re-injection of water into the resource. Production wells are used to operate the power plant over its entire useful life, which is estimated to be 35 years. If a production well cannot be used for either extraction or re-injection, it is expensed. Such drilling costs include both tangible and intangible drilling costs. The distinction between tangible and intangible drilling costs is only relevant for income tax purposes.

As described in the Company’s response to Comment 12, the Company believes it is appropriate to capitalize certain expenses incurred after there has been a determination that there is a “high probability” that a property contains a commercially viable geothermal resource and the Company begins drilling production wells. As discussed in Exhibit B, the Company contracts with expert independent geologists to perform geological studies to verify the preliminary data obtained while identifying the site for acquisition. These studies are prepared by internal and independent geologists and indicate with a high degree of confidence whether they believe that a suitable geothermal resource exists beneath the Company’s leased properties. These studies combined with the data and studies obtained while identifying the site for acquisition are used to evaluate the existence or non-existence of a suitable geothermal resource. Once the Company has received a high degree of confidence from internal and external sources, it will begin drilling production wells. The Company will not begin drilling full sized production wells unless it reaches the conclusion through internal studies and through consultation with its independent geological consultants that there is a high probability that the geothermal resource exists beneath the leased property.

The Company believes that this “high probability” threshold is similar in many respects to the concept of computing “probable reserves” as defined in Industry Guide 7. The Company and its independent consultants obtain general data through existing studies and other means relating to water temperature of existing wells, geological and geothermal anomalies and, in some cases, pre-existing thermo gradient wells that have been previously drilled in the general target project area to derive with a high degree of confidence that there is a “high probability”

that the geothermal resources exist beneath the leased property. By comparison, the determination of “probable” reserves contemplated by Industry Guide 7 refers to computations of reserves where dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from detailed samplings and sites for inspection, sampling and measurements are farther apart or are otherwise less adequately spaced for “probable” reserves than well established “proven” reserves. The degree of assurance for “probable” reserves, although lower than that for “proven” reserves, is high enough to assume continuity between points of observation. Similarly, the “high probability” threshold is also high enough to assume continuity between the points of the Company’s observations from existing studies prior to our beginning drilling of production wells.

However, a significant difference exists when comparing the Company’s “high probability” threshold and the computation of “probable” reserves. When seeking to compute “probable” reserves, a mining company is seeking to identify the total ore deposits contained in the overall reserve that are available for feasible extraction. The process for completing this exercise is fairly well defined. When the Company seeks to determine with “high probability” that a geothermal resource is sufficient, it is seeking confidence that the geothermal resource is hot enough and that a medium to carry that heat (i.e., water) exists in sufficient quantity to carry the heat to the surface before being re-injected back into the earth for re-heating. Therefore, the resource is the heat identified in the underlying rocks with a feasible transfer medium. The Company is not concerned as much about what the total resource can provide as much as it is about whether it is hot enough to sustain at least one geothermal power plant. If the resource is managed properly, the heat should not degrade. The process for completing this validation exercise is not as well defined as with mining. Rather, the process is dictated by the specifics of each site and its geological host rock characteristics and can utilize myriad exploration tools and techniques.

In addition to the differing goals of the validation processes, Industry Guide 7 refers to ores or other materials that are mined or extracted from the earth resulting in the ability to mine or extract the reserves. The Company, however, is not seeking to extract anything from the earth other than heat from the geothermal resource, which is fully replenished if properly managed. Therefore, the Company believes that the concept of “probable” or “proven” reserves should not apply to the Company’s geothermal resources and is not helpful to an understanding of the Company’s operations.

14.	Further to the above, we note that you have also capitalized “intangible drilling costs.” Please address the following with respect to these intangible drilling costs:

•	Explain to us and revise future filings to disclose in greater detail the nature of costs included in “intangible drilling costs” and why you believe it is appropriate to capitalize these costs.

•

Tell us and revise future filings to disclose the circumstances that cause your intangible drilling costs to be so much higher than the tangible costs. In this regard, we note that the intangible drilling costs for Utah were approximately $27.9 million as of September 30, 2008 while the tangible drilling costs for Utah were approximately $3.4 million as of September 30, 2008.

Response:

The Company intends to revise its future filings to disclose in greater detail the nature of costs included in “intangible drilling costs.” The description of intangible drilling costs will include tangible and intangible materials required to drill a production or re-injection well that do not remain part of the well after drilling is complete. These costs include permit preparation, drilling rig rental, salaries and expenses incurred by drilling personnel, lubricants and other materials used in the drilling process, drill bits, freight to deliver the products, fishing costs, sample testing rental equipment, heat monitoring rental equipment, salaries and expenses recorded by mud loggers. Also included are costs to gain access and prepare well locations for drilling such as surveying well locations, clearing ground, draining, and road building. Both tangible and intangible drilling costs to drill the production and re-injection wells that are used for commercial production of electricity are capitalized.

The Company also intends to revise its future filings and disclose in greater detail the circumstances that cause intangible drilling costs to be so much higher than the tangible drilling costs. This disclosure will explain that intangible costs are normally higher than tangible drilling costs because tangible costs are limited to tangible materials such as pipe and well casings that become part of the well when it is completed.

Please note, however, that because the Company’s production and re-injection wells are simply part of the infrastructure needed to run the geothermal power plant, the distinction between tangible and intangible costs is only relevant during the drilling and construction phase of a given project and will not be relevant once the geothermal power plant is placed in service. After the geothermal power plant is placed in service, the costs associated with drilling (tangible and intangible) relating to a particular power plant will be accumulated with plant construction costs and presented as property, plant and equipment on the Company’s balance sheet.

15.	We note your disclosure on pages 24-25 of the June 30, 2008 Form 10-Q with respect to the geological report obtained relating to the Thermo project area. We further note your disclosures on pages 11-12 of the September 30, 2008 Form 10-Q with respect to a report from independent engineers verifying the viability, generating capacity and potential reserves for the Thermo No. 1 project. Please address the following:

•	Confirm to us that the two reports referenced above represent the same report.

•

We note that the report was obtained in August 2008. Please provide a summary of the costs incurred prior to and subsequent to obtaining the report. Discuss how each class of costs incurred prior to and subsequent to obtaining the report were treated in your financial statements.

•

As it relates to your Form S-3 filed on November 14, 2008, please file an updated consent on behalf of the independent engineers in accordance with Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K.

Response:

The Company confirms that the two reports included on pages 24-25 of the June 30, 2008 Form 10-Q and on pages 11-12 of the September 30, 2008 Form 10-Q are the same report that was prepared by GeothermEx, Inc.

As noted in the narrative walkthrough of the various stages of the Company’s typical geothermal project included in Exhibit B, in order to finance the construction of the geothermal power plants, the Company typically enters into financing agreements with third parties. The third parties generally require resource validation by an independent geologist prior to releasing the funds to complete the construction portion and drilling portion of the project. The third party financing companies generally contract with independent geothermal engineers such as GeothermEx, Inc. to validate and quantify the power producing potential of the production wells. The independent geothermal engineers also help monitor the drilling of the production and re-injection wells necessary to produce electricity. After each well is completed, the Company performs tests of the heat and volume of flow of the water. Based upon the results of the Company’s testing, the independent engineers compute the electricity generating capacity of each well. When the total production capacity of the production and re-injection wells included in the applicable project achieve the electricity generating capacity needed for the planned power plant, the well field is considered completed. If the total production capacity of the wells is insufficient to generate the electrical capacity of the constructed geothermal power plant, additional wells are drilled accordingly or alternatively, we may decrease the number of power generating units to match the geothermal resources available.

The following is a summary of costs for the Thermo No. 1 project incurred prior to and subsequent to (through September 30, 2008) receiving the GeothermEx, Inc. report in August 2008:

Class of Cost	Amount	Accounting Treatment
Costs incurred prior to receipt of the GeothermEx, Inc. report:
Land Acquisition Costs	$876,464	Capitalized and reported as unproved property or land
Permitting Costs	$126,938	Capitalized and included in well field development costs or construction in progress costs.
Production Hole Drilling Costs	$26,674,395	Capitalized and reported as well field development costs
Construction Costs	$31,234,506	Capitalized and reported as construction in progress costs
Total	$58,912,303

Costs incurred subsequent to receipt of the GeothermEx, Inc. report through September 30, 2008:
Land Acquisition Costs	$1,034,134	Capitalized as proved property (only leased land relating to well field and construction site). Included in other assets due to immateriality. Also capitalized as land and unproved property.
Permitting Costs	$—
Production Hole Drilling Costs	$4,444,090	Capitalized and reported as well field development costs
Construction Costs	$6,891,703	Capitalized and reported as construction in progress costs
Total	$12,369,927

With respect to filing an updated consent on behalf of the independent engineers in accordance with Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K, please refer to Exhibit 23.4 in the Company’s registration statement on Form S-3 filed on November 14, 2008.

16.	We note your response to prior comment 7 and your disclosure on pages 10 and 11 of your Form 10-Q for the period ended September 30, 2008. In your future filings, as applicable, please disclose when you expect to determine whether viable geothermal resources exist on the property.

Response:

The Company intends to update disclosure in the future filings to disclose when the Company expects to determine whether viable geothermal resources exist on the property. With respect to the Nevada property, the Company currently expects to determine whether viable geothermal resources exist on the property during the first or second quarter of 2009. These timing estimates, however, are dependent on our ability to raise capital, the availability of drilling rigs and crews, and the allocation of internal resources, all of which are heavily influenced by any other geothermal resource findings that the Company has on other properties. For example, if the Company found geothermal resources on a property at a shallow depth when a deeper depth was expected, it may be more cost effective for the Company to allocate more time and funds to the shallow depth resource rather than continue allocating funds to the Nevada site.

Amendment 1 to Form 10-Q for the quarter ended June 30, 2008

Exhibits

17.	We note that your amended Form 10-Q for the period ended June 30, 2008, which you filed with the Commission on October 14, 2008, does not contain certifications from your principal executive and financial officers. Please file the certifications required by Exchange Act rules 12b-15 and 13a-14(a).

Response:

On January 16, 2009, the Company amended its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 for the purpose of filing principal executive and financial officer certifications in accordance with Compliance and Disclosure Interpretations Question 161.01 of the rules of the Securities Exchange Act of 1934.

Form 10-Q for the quarter ended September 30, 2008

Note I. Minority Interest, page 14

18.	We note that your Thermo Subsidiary issued Class A member units to Merrill Lynch L.P. Holdings Inc., which entitle the Class A investor to 99% of profit and losses until the investor earns a target rate of return. With reference to the authoritative literature, please explain in detail your accounting for the tax equity financing. Specifically address the following:

•	Tell us why you believe the transactions represent equity transactions at the subsidiary level and describe the equity structure at the subsidiary level. Discuss your consideration of SFAS 150.

•

It appears that you are consolidating Thermo due to the fact that you maintained a 75% voting interest. Discuss any restrictions imposed on you or special rights granted to the minority unit holders that may limit your ability to control Thermo. As applicable, discuss your consideration of EITFs 96-16, 03-16 and 04-05 as well as any other relevant literature.

•	Tell us how you considered FIN 46R in determining whether Thermo is a variable interest entity.

•

Tell us how you calculate the value of your minority interest liability and the allocation of minority interest earnings. Specifically tell us the allocation percentages you used and your basis for their use.

•

We also note that once the Class A member achieves its target rate of return (the “flip date”), your share of the cash flows of the Thermo project area will increase from 1% to 95%. Please tell us how your accounting for the Thermo subsidiary may change upon reaching this “flip date.”

•	Tell us what, if any, consideration was given to use the financing method under SFAS No. 66. For reference see paragraph 101 of SFAS 66.

Response:

With respect to the tax equity ownership of the Thermo No. 1 project, Thermo No. 1 BE-01, LLC (“Thermo No. 1”) was initially a wholly-owned subsidiary of Intermountain Renewable Power LLC (“IRP” or the “Class B Member”). IRP is an indirectly wholly-owned subsidiary of the Company. In August 2008, pursuant to Thermo No. 1’s Limited Liability Company Agreement (the “LLC Agreement”) between IRP and Merrill Lynch L.P. Holdings Inc. (the “Class A Member”), the Company (through IRP) sold Class A membership interests in Thermo No. 1 for $24.5 million. The $24.5 million represents 78.9% of the agreed-upon value of Thermo No. 1, which is $31.1 million. The Class B membership interests represent 21.1% of the agreed-upon value of Thermo No. 1.

The tax benefit and profit/loss allocation is 1% to the Company and 99% to the Class A Member until the Class A Member achieves a 15% internal rate of return (“IRR”) on the project. Although the Company does not provide a guarantee to the Class A Member of when, or if, the IRR will be achieved, the Company expects that the IRR will be achieved in the 10th year of operations at the Thermo project. Upon achieving a 15% IRR, the equity ownership will flip to 95% to the Company through the Class B Member and 5% to the Class A Member, which is expected to begin in the 11th year of operations.

According to additional agreements between the Company and the Class A Member, the Company also contributed as equity to Thermo No. 1 the fair value of six leases (640 acres of current well field and 10,081 additional acres of surrounding leased property) to serve as security collateral for the Class A Member’s financing of approximately $29,500. The Company also contributed as equity to Thermo No. 1 completed well field costs of approximately $26.6 million.

The Class A membership interests issued by Thermo No. 1 is considered equity at the subsidiary level because the Class A membership interests contain none of the features described in FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which require classification as a liability, other than redemption of the membership interests upon liquidation of Thermo No. 1, which is permitted under paragraph 9. Neither the Company nor Thermo No. 1 is required to redeem the Class A membership interests at a specified or determinable date or upon an event certain to occur.

According to the LLC Agreement, the voting power of the Class A membership interests and the Class B membership interests is as follows:

(i) the Class A membership interests are entitled to 25 percent of the votes;

(ii) the Class B membership interests are entitled to 75 percent of the votes, except to the extent the Class B membership interests are diluted by the issuance of Class C membership interests. As of the date hereof, no Class C membership interests have been issued.

With respect to any restrictions imposed on the Company or special rights granted to the minority interest holder that may limit the Company’s control of Thermo No. 1, consideration was given to the rights granted to the Class A Member included in the LLC Agreement and the other associated agreements.

The Company also considered the provisions of EITF 03-16 “Accounting for Investments in Limited Liability Companies” and EITF 04-05 “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Right.” With respect to EITF 03-16, the Company’s interpretation is that Thermo LLC should be viewed more like a corporation in applying both ARB 51 and EITF 96-16. With respect to EITF 04-05, the Company reached a similar conclusion and believes that EITF 96-16 should be followed.

The Company also considered the provisions of EITF 96-16 “ Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” relating to protective and participating rights. The majority of the rights granted to the Class A Member were categorized as protective and therefore would not overcome the presumption that the Company should consolidate Thermo because of its 75% voting control. The Company also identified certain rights which it evaluated as potential participating rights.

Participative Rights

The Company has granted the following participative rights to the minority interest holder of Thermo No. 1 which requires further evaluation:

(a) Approving any annual operating plan and budget of Thermo No. 1 or any amendments or modifications thereto as provided in Section 6.1 of the Operation and Maintenance Agreement or as required pursuant to Section 7.2 of the LLC Agreement; and

(b) Approving expenditures of more than $50,000 in the aggregate in a calendar year under the Operation and Maintenance Agreement, or other similar agreement, that are not otherwise provided for in the annual operating plan and budget of Thermo No. 1.

Analysis of Potential Substantive Participative Rights

According to the LLC Agreement, the Class A Member is required to jointly approve any annual operating plan and budget or any amendments or modifications thereto and approve expenditures of more than $50,000 in the aggregate in a calendar year that are not otherwise provided for in the annual operating plan and budget. In addition, according to the relevant Thermo agreements, if forty-five (45) calendar days prior to the commencement of any operating year, the Class A Member and the Class B Member are unable to reach agreement concerning all or any portion of the annual operating plan and budget with respect to such operating year as to which agreement has not been reached or for which approval has not been provided then all or such portion shall be determined by the Company, subject to the consent of the administrative lender (currently Prudential Capital Group) provided, that if all or any portion of the annual operating plan and budget with respect to any operating year is not finally determined in accordance with the requirements hereof upon commencement of such operating year, then such portions shall be, until final determination can be achieved in accordance with the requirements, hereof, determined by reference to the corresponding portion of the immediately preceding annual operating plan and budget, with the relevant portion therein adjusted to reflect the Consumer Price Index Adjustment, as described in the LLC Agreement, and shall be effective for any purpose hereunder commencing on the first day of such operating year. Accordingly, the Company believes that the participative rights listed above are not substantive, and as a result, do not overcome the presumption of consolidation contained in ARB 51.

Analysis of Whether Thermo No. 1 is a Variable Interest Entity

With respect to FIN 46(R) “Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No. 51,” the Company has evaluated Thermo No. 1 under the criteria of FIN 46(R) and determined that Thermo No. 1 is not a variable interest entity (“VIE”). The primary reason for this conclusion is the fact the infusion of $24.5 million of equity from the Class A Member, combined with the historical contribution of equity from the Company of $26.6 million, result in there being sufficient equity at risk to finance the activities of Thermo No. 1. In addition, the Company concluded

(1) that the Company and the Class A Member do not lack one or more of the following essential characteristics of a controlling interest:

a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights;

b.	The obligation to absorb the expected losses of the entity;

c.	The right to receive the expected residual returns of the entity; and

(2) while, the equity investors have voting rights that are not proportionate to their economic interests, the activities of Thermo No. 1 do not involve and are not conducted on behalf of the Class A Member, which has the disproportionately smaller voting interest.

Minority Interest Calculation

The allocation of earnings is 1% to the Company and 99% to the Class A Member until the Class A member achieves a 15% IRR on the project which is expected to be in the 10th year of operations at the Thermo project. Upon achieving a 15% IRR, the equity ownership will flip to 95% to the Company through the Class B Member and 5% to the Class A Member, which is expected to begin in the 11th year of operations.

The LLC agreement provides for a formula based allocation between the Class A and Class B units. In order to reflect the appropriate minority interest balance at each period end, the Company uses a methodology which is based on a hypothetical liquidation of Thermo No. 1 at its net book value. With respect to the equity contributed by the Company which is in excess of the agreed-upon value of $6.6 million, the LLC agreement provides for an allocation of 5% to the Class B units. That amount, combined with the original contribution of $24.5 million, the allocation of profits or losses, distributions to date and the 15% IRR represents the minority interest liability.

With respect to the calculation of the minority interest liability, the Company uses a method that, in essence, liquidates the subsidiary at the end of each quarter based upon a contractual liquidation formula to determine the minority interest holder’s book value in Thermo No. 1 as follows:

September 30, 2008 Computation

Step 1. Determine the total assets of Thermo No. 1
Total Assets (assume sold at book value, less equity partner receivable)	$78,712,180

Step 2. Determine the total debt of Thermo No. 1
Total Debt	$(40,365,501)

Step 3. Subtract the initial Class A and Class B capital account contributions
Initial Capital Account Contribution Class A	$(3,675,000)
Initial Capital Account Contribution Class B	$(6,650,000)

Step 4 Calculate overall increase in equity over initial contributions
Over increase in equity over initial contributions	$28,021,679

Step 5 Add back loss since sale of Class A membership
Class A Member loss (pre flip date 99%)	$227,398
Class B Member loss (pre flip date 1%)	$2,297

Allocated overall equity	$28,251,374

Step 6 Calculate Class A expected IRR since sale of Class A membership
Class A Member (capital contribution plus IRR -.15 for one month )	$(43,052)

Step 7 Calculate Class B post flip percentage of overall equity less Class A expected IRR
Class B Member (post flip date 95%)	$(26,797,906)

Step 8 Calculate Class A post flip percentage of overall equity less Class A expected IRR
Class A Member (post flip date 5%)	$(1,410,416)

Step 9 - Calculate Period End Class A and Class B Membership Equity
Class A Member
Capital Contribution	$3,675,000
Class A Member Loss	$(227,398)
Class A IRR to date	$43,052
Class A Post Flip Equity	$1,410,416	$4,901,070

Class B Member
Capital Contribution	$6,650,000
Class B Member Loss	$(2,297)
Class B Post Flip Equity	$26,797,906	$33,445,609

Step 10 - Calculate Class A Membership Period Increase/Decrease
Beg. Balance	$3,675,000
Period Loss	$(227,398)
New Balance	$4,901,070

Basis Increase		$1,453,468

Step 11- Calculate Class B Membership Period Increase/Decrease
Beg. Balance	$34,901,373
Period Loss	$(2,297)
New Balance	$33,445,609

Basis Decrease		$1,453,467

The basis increase/decrease relating to the IRR portion of the liquidated value is recorded as either an increase or reduction of equity as appropriate.

With respect to the accounting treatment for Thermo No. 1 after reaching the “flip date,” there are no contractual changes to the voting ownership and other special rights of each class member. Therefore, the Company anticipates that the only change will be the allocation of profits and losses as described above.

We considered the provisions of FAS 66 “Accounting for Real Estate Sales” relating to the use of the financing method set forth thereunder. Since the terms of the Class A membership interest do not provide for a guaranteed rate of return, the Company believes that the financing method set forth by FAS 66 does not apply to this transaction.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, Page 27

19.	Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your Thermo No. 1 project area. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Response:

The Company has sent to the Staff’s Mining Engineer, Mr. George K. Schuler, supplemental information responsive to Comment No. 19, which is not a part of the Company’s filing. For a listing of the information that the Company forwarded to Mr. Schuler, please see the attached Exhibit A.

Changes in Internal Control Over Financial Reporting, page 45

20.	We note the following disclosure at the bottom of page 45: “No other change in our internal control over financial reporting occurred during the nine months ended September 30, 2008 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” In your future filings, as applicable, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

The Company intends to disclose in future filings any changes in its internal control over financial reporting that materially affect or are reasonably likely to materially affect its internal control over financial reporting. However, the Company is not aware of any such material changes. The Company described in its Form 10-Q for the quarter ended September 30, 2008 the implementation of an administrator over Thermo No. 1’s cash, which the Company does not believe materially affected its internal control over financial reporting.

We believe the foregoing discussion is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Very truly yours,

/s/ Reed W. Topham
Reed W. Topham

cc:	Brent M. Cook (Raser Technologies, Inc.)
Martin F. Petersen (Raser Technologies, Inc.)
Richard Holt (Raser Technologies, Inc.)
Reynold Roeder (Raser Technologies, Inc., Audit Committee Chairman)

Exhibit A

In order to assist the Staff in its review, the Company has forwarded, as supplemental information and not as part of the Company’s filing, to the Staff’s Mining Engineer, Mr. George K. Schuler the following information with respect to the publications quoted in the Company’s filing and the Lightning Dock, Thermo No. 1, and Truckee Geothermal No. 1 projects:

Quoted Publications:

•	Kagel, A.; Bates, D.; and Gawell, K. (2007): “A Guide to Geothermal Energy and the Environment,” Geothermal Energy Association, 14.

•	Rybach, L. and Mongillo, M. (2007): “Geothermal Sustainability,” GHC Bulletin, September 2007, page 2.

Lightning Dock Project:

•	Air quality permit information

•	Environmental assessment reports

•	Original BLM lease #NM-34790 and related assignment

•	Bureau of Land Management drilling permits

•	County permits

•	Self-Certification of Qualifying Facility for Federal Energy Regulatory Commission

•	Geotechnical analysis

•	Geothermal leases

•	Geothermal resource analyses

•	Hazardous waste permit request

•	Interconnection and transmission reports

•	Limited liability company documents

•	State of New Mexico Oil Conservation Division documents for Lightning Dock project

•	Power purchase agreements

•	Project maps

•	Public Regulation Commission permitting requirements for New Mexico for the Lightning Dock project

•	New Mexico State Engineer plan of operations for Lightning Dock project

•	Storm Water Pollution Prevention permits and EPA report

•	Surface access lease for Lightning Dock project

•	Plan of Operations for Hidalgo County, New Mexico for Lightning Dock project

Thermo No. 1 project

•	Project maps

•	Public Service Commission permitting requirements for Utah for the Thermo No. 1 project

•	Right of Way easements

•	State of Utah drilling permits

•	State Lands Leases

•	Storm water pollution prevention permits

•	Property title opinions

•	Interconnection and transmission reports

•	Plan of Operation for Beaver County, Utah for Thermo No. 1 project

•	Water data and water rights agreements and permits

•	Weather data

•	Well surveys

•	Independent geological engineers and geologists reports for Thermo Hot Springs area

Truckee Geothermal No. 1 project

•	Air quality permit information

•	Chemical accident prevention program application

•	Environmental assessment reports

•	Self-Certification of Qualifying Facility for Federal Energy Regulatory Commission

•	Independent geologist report on Big Smokey Valley

•	Drilling permits

•	Geothermal leases

•	Land agreements

•	Limited liability company documents

•	Project maps

•	County permits

•	Interconnection and transmission reports

•	Environmental access studies and permits

•	Preliminary engineering reports

•	Construction permits

•	Materials safety sheets

•	Storm water pollution plan permits

•	Department of Energy Point-to-Point Transmission agreement

•	Water rights agreements

Miscellaneous

•	Miscellaneous geothermal publications

•	DVD of binary cycle process

Exhibit B

Raser Technologies, Inc.

Description of Business Processes

The Company’s primary activity is the development and construction of privately owned and financed independent geothermal power projects. The Company’s geothermal power plants are designed to generate electricity using the natural heat of the earth transferred from water. Once the heat is transferred, the cooler water is then injected into an underground geothermal structure. As a result, the geothermal power plants generate electricity derived from a renewable energy source. Each of the Company’s geothermal power projects are designed to generate between 10 and 35 MWs of power (net of the power used to operate the plant itself) and have an estimated economic life of 35 years. The total cost of construction of a 10 MW power plant, including the wells is estimated to be $55- $80 million dollars. Costs relating to the Thermo No. 1 geothermal power plant are broken down as follows:

Site acquisition - $50,000

Power plant, including pipelines from wells - $38 million

Transmission lines - $2 million

Production and re-injection wells- $39 million

Introduction

The Company has developed its business model and related processes to achieve the greatest efficiency in selecting locations to pursue geothermal power development projects and, ultimately, to construct functioning geothermal power plants. The operations are segregated into various processes as discussed below. There are three primary phases involved in the development and construction of a geothermal power plant. The first phase is site identification and evaluation. The second phase is construction of the power plant, transmission lines, and production wells and pipelines (which are used to transport the water from the geothermal resource to the power plant and then back to the re-injection wells). The third phase is the production phase. This discussion outlines the general processes undertaken by the Company. Depending upon the specific site, the process discussed below could vary.

Phase I Site Identification and Evaluation

The Company has hired full-time geologists and independent geologists to help identify and locate areas that contain suitable geothermal resources to support an economically feasible power plant. The Company is only interested in securing locations that it believes contain geothermal activity based on existing nearby geothermal or other wells, hot springs or other geothermal anomalies. Suitability of a geothermal resource is determined by evaluating various reports prepared by independent geologists, well drilling logs to the extent wells were previously drilled on or near the site, geophysical features, geological samples, geothermal anomalies such as hot springs, aerial photographs and snow melt data, data from third party mining operations, and accessibility to the power grid. Typically, these sites were previously passed over for geothermal development because the current technologies that enable the Company to generate electricity from lower grade temperatures did not previously exist.

These costs associated with site identification and evaluation can include some or all of the following depending on the site:

•	Costs of topographical, geological, and geophysical studies,

•	Rights to access properties to conduct various studies,

•	Technical materials, maps, and

•	Salaries and other expenses of geologists, and others conducting those studies.

Depending upon the nature of the specific site, some of these costs are incurred prior to acquiring the property and some are incurred after property acquisition. In some cases, the properties are not acquired or are ultimately abandoned or surrendered. Regardless of whether a resource is ultimately pursued or not, these costs are considered exploratory in nature and are expensed as incurred.

Land Acquisition

After the Company has located an area that it believes contains suitable geothermal resources to support an economically feasible power plant, land owners with geothermal property rights and surface rights are identified through title searches of available properties in the area or other means. Suitable geothermal resources are located on federal (BLM), state, or private lands. Once the land owners are identified, the Company enters into either public or private geothermal and/or surface leases with those land owners. Public land leases are normally obtained either directly or through a public auction. Occasionally, the Company determines that it is more economically feasible to purchase the land directly instead of entering into a lease agreement. The leases typically range in term from 10-50 years and are renewable as long as the owner is receiving either rental payments or production royalties.

The costs directly associated with the acquisition of public and private leased properties include:

•

A signature or lease bonus paid to Federal or State government or a private party which is normally paid in cash or equity instruments such as options or share grants at the time the contract is signed.

•	Acquisition costs of acreage which the Company owns outright.

•	Other direct acquisition cost, such as brokers’ fees, recording fees, title costs, legal costs, and other costs incurred in obtaining legal rights to develop the property.

•	Costs to maintain the property once acquired, such as annual delay rentals, ad valorem taxes, and lease title defense costs.

The direct costs associated with the acquisition of these leases have been capitalized and the cost associated with maintaining the property are expensed when incurred as operating expenses. Land purchased and owned by the Company is not amortized and is stated in the financial statements at historical cost.

Resource Justification

After, and occasionally prior to the time that the targeted land is acquired for each project, the Company contracts with expert independent geologists to perform additional geological studies to verify the preliminary data obtained while identifying the site for acquisition. These studies are prepared by internal and independent geologists and indicate with a high degree of confidence whether they believe that a suitable geothermal resource exists beneath the Company’s leased properties. These studies combined with the data and studies obtained while identifying the site for acquisition are used to evaluate the existence or non-existence of a suitable geothermal resource. Based upon the results of these studies, the Company makes a determination whether to continue exploration efforts which may include drilling slim holes or other analysis deemed necessary to achieve a high degree of confidence that a geothermal resource exists beneath the leased property. Once the Company has received a high degree of confidence from internal and external sources, it will begin drilling production wells. The Company would not begin drilling full sized production wells unless it reaches the conclusion through internal studies and through consultation with its independent geological consultants that there is a high probability that the geothermal resource exists beneath the leased property. The costs to perform these studies are usually the same as those incurred during site identification as follows:

•	Costs of topographical, geological, and geophysical studies,

•	Rights to access properties to conduct various studies,

•	Technical materials, maps, and

•	Salaries and other expenses of geologists, and others conducting those studies.

Since these costs are exploratory in nature, these costs are expensed as incurred.

Slim Holes

Depending upon what is known about the resource and its characteristics, if the Company does not have a high degree of confidence that geothermal water exists beneath the leased property, the Company may drill two to six inch “slim” holes to explore for the expected geothermal resources. This process can assist when the general location and nature of the geothermal resource is not readily identifiable with a high degree of confidence. The slim holes are only used to help identify the general location and characteristics of the desired geothermal resource and cannot generally be used for production of the resource due to the size of the hole. When a suitable geothermal resource is located, production and re-injection wells are drilled to develop the resource for production of electricity. Please note that production wells are generally 20 inches at the surface and telescope to 9 5/8 inches at the bottom of the hole. They are significantly larger and more expensive to drill than slim holes. The costs associated with drilling slim holes generally include:

•	Drilling rig rental,

•	salaries and expenses incurred by drilling personnel,

•	lubricants and other materials used in the drilling process,

•	drill bits,

•	casing if necessary,

•	testing equipment rental,

•	transportation of the drilling rig to the site,

•	construction of water ponds, and

•	cost of mud loggers and sample analysis.

Since the slim holes cannot be used for production, the Company believes that the slim holes are more exploratory in nature and are expensed as incurred. Please note that the Company has not yet drilled any slim holes as of December 2008.

Permitting

Prior to beginning drilling and construction on the site, the Company contracts with independent permitting consultants who begins applying for the required drilling, environmental and construction permits for each project (the Company may also files for certain construction related permits). The costs incurred for permitting include:

•	Costs associated with the consultant preparing and filing the applicable permit applications, and

•	Costs of independent environmental studies that are required to be included in the permit applications.

With respect to the costs of preparing and filing the permit applications, these are costs that are directly related to either drilling the wells or construction of the geothermal power plant. Since neither activity could occur without receiving the permit, the permitting costs are capitalized as part of the related project costs. Accordingly, the Company recognizes permitting costs as either a drilling cost or construction in progress.

PHASE II: CONSTRUCTION OF POWER PLANT, TRANSMISSION LINES, PRODUCTION WELLS AND PIPELINES

The determination for moving into the development and construction phase is based on obtaining sufficient third-party evaluation and analysis supporting the conclusion, with a high degree of confidence, that the given site contains adequate renewable geothermal resources to continually produce electricity without any substantial degradation in the heat resource.

Production holes

When the independent geologist is able to readily identify the general location of the geothermal resource and its characteristics with a high degree of confidence, the Company omits drilling slim holes and begins drilling larger production holes (normally 20 inches in diameter) to be used as either production or re-injection wells for the production of electricity. The purpose of drilling the production and re-injection wells is to prepare the established geothermal resource for use in the commercial production of electricity. The costs associated with drilling production holes are divided into two categories as follows:

Tangible Drilling Costs

•	Costs of tangible materials such as pipes, wellheads, rings, and drilling pads that remain part of the well after the drilling is complete.

Intangible Drilling Costs

•

Cost of tangible and intangible materials that do not remain part of the well after drilling is complete such as permit preparation, drilling rig rental, salaries and expenses incurred by drilling personnel, lubricants and other materials used in the drilling process, drill bits, freight to deliver the products, fishing costs, sample testing rental equipment, heat monitoring rental equipment, salaries and expenses recorded by mud loggers.

•	Costs to gain access and prepare well locations for drilling including surveying well locations, clearing ground, draining, and road building,

Since the purpose of drilling the production and re-injection wells is to prepare or develop the established geothermal resource for commercial production of electricity, the Company considers these costs to be development costs and capitalizes them accordingly.

With respect to the amortization of these production and re-injection wells that are used in the production of electricity, the Company intends to amortize the tangible and intangible costs of the wells when the geothermal project is complete and the geothermal power plant is placed in service.

Geothermal Power Plant Construction

In order to execute the Company’s business model, the construction of the geothermal power plant, the related transmission lines, and the required substation takes place concurrently with the drilling of the production and re-injection wells. An independent engineering firm prepares the basic blue print design for each geothermal power plant project. The blueprints are customized for each plant prior to beginning construction. Depending on the contractual agreement with the entity financing the project, the Company either hires a general contractor and several sub-contractors to complete the construction of the power plant and installation of the electric equipment, power generating equipment and cooling towers or acts as the general contractor for the project. The construction of the power plant and related transmission lines are accumulated and capitalized over the construction period.

The Company intends to begin depreciation of the construction related costs when the geothermal power plant is placed in service over its estimated useful life of 35 years.

Independent Geothermal Engineer Reports for Financial Institutions

In order to finance the construction of the geothermal power plants, the Company typically enters into financing agreements with third parties. The third parties generally require resource validation by an independent geologist prior to releasing the funds to complete the construction portion and drilling portion of the project. The third party financing companies generally contract with independent geothermal engineers such as GeothermEx, Inc. to independently validate and quantify the power producing potential of the resource. The independent geothermal engineers also help monitor the drilling of the production and re-injection wells necessary to produce electricity. After each well is completed, the Company performs tests of the heat and volume of flow of the water for the financiers. Based upon the results of the Company’s testing, the independent engineers compute the electricity generating capacity of each well. When the total production capacity of the production and re-injection wells included in the applicable project achieve the electricity generating capacity needed for the planned power plant, the well field is considered completed. If the total production capacity of the wells is insufficient to generate the electrical capacity of the constructed geothermal power plant, additional wells are drilled accordingly. The costs associated with resource validation include:

•	Salaries, consulting fees and other expenses associated with the analysis and preparation of the related report.

Since the independent geothermal engineer’s reports are incurred as a result of testing the flow and heat of the production and re-injection wells, these costs are also capitalized. The GeothermEx reports received to date do not materially differ from the independent Geologist’s report prior to entering into Phase II.

PHASE III: ENERGY PRODUCTION PHASE

The production phase begins when the geothermal power plant is placed in service. The costs incurred during the production phase include:

•	Prepaid commissions for entering into the power purchase agreements

•	Royalty payments

•	Production cost, including cost to lift the geothermal water and re-inject it back into the geothermal resource

•	Labor costs

•	Ad valorem taxes and any other cost for maintaining the lease

•	Operating and maintenance cost

These costs are operating costs and are expensed in the period incurred, or in the case of prepaid commissions, the costs are amortized over the life of the power purchase agreement.